PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36754

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 AND ENDING 12/31/2020
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MARSCO INVESTMENT CORPORATION**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Eisenhower Parkway

(No. and Street)

Roseland	NJ	07068
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark E. Kadison, CEO

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC

(Name – *if individual, state last, first, middle name*)

517 Route 1 South	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Mark E. Kadison _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARSCO INVESTMENT CORPORATION _____ , as of December 31st _____ , 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

CEO
_____
Title



_____
Notary Public

KIRSTEN H FITZPATRICK
NOTARY PUBLIC
STATE OF NEW JERSEY
ID # 50038472
MY COMMISSION EXPIRES MAY 23, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



MARSCO
Why Trade Anywhere Else

Marsco Investment Corporation
Online Brokerage Services
101 Eisenhower Parkway
Roseland, New Jersey 07068

Telephone: (973) 228-2886
Toll Free: 1 (800) 962-7726
Fax: (973) 228-9762
www.marsco.com

PUBLIC

MARSCO INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

MARSCO INVESTMENT CORPORATION

CONTENTS



berkower

Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Marsco Investment Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Marsco Investment Corporation (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2012.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 13, 2021

MARSCO INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash	$ 45,549,712
Cash segregated under federal regulations	29,625,645
Deposits with clearing organization	2,526,117
Receivable from customers	8,239,526
Receivable from broker-dealers	2,786,272
Securities borrowed	1,491,486
Right of use asset	309,516
Office equipment, at cost (net of accumulated depreciation of $ 52,222)	66,971
Investment in the Depository Trust and Clearing Corporation	277,390
Other assets	83,963
Total assets	**$ 90,956,598**

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to customers	$ 37,170,944
Payable to broker-dealers	2,379
Securities loaned	38,267,015
Accrued expenses and other liabilities	753,913
Total liabilities	**76,194,251**
Stockholder's equity	
Common stock, no par value; 2,500 shares authorized, issued and outstanding	24,815
Additional paid-in-capital	14,800,000
Retained earnings (deficit)	(62,468)
Total stockholder's equity	**14,762,347**
Total liabilities and stockholder's equity	**$ 90,956,598**

See accompanying notes to the financial statements.

2

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Marsco Investment Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company is a self-clearing broker-dealer and a member of the Depository Trust and Clearing Corporation ("DTCC"). The Company's principal business is that of a online securities broker, whereby it executes orders on behalf of its customers and provides financing for such transactions. During 2020, the Company began to generate income through securities loaned transactions.

On July 12, 2019, the Company was acquired by Tiger Fintech Holdings, Inc. ("TFH"), a wholly owned subsidiary of parent Up Fintech Holding Limited.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts disclosed in the financial statements. Actual results could differ from those estimates.

Cash and Cash Segregated under Federal and Other Regulations

We are required to segregate cash for the exclusive benefit of customers, as defined by Rule 15c3-3 under the Securities Exchange Act ("SEA") of 1934. We continually review the credit quality of our customers and have not experienced default. As a result, we do not have an expectation of credit losses for these arrangements. For the purposes of the statement of cash flows, the Company considers highly liquid investments with a maturity of three months or less to be cash equivalents and "cash and restricted cash" consists of "cash" and "cash segregated under federal regulations".

Concentrations of Credit Risk

The Company maintains its cash balances in a few large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from such counterparties.

Securities Transactions/Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a

significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2019.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Interest income is recorded on an accrual basis. Margin Interest is recognized in accordance with our customer accounts agreements. Stock loan income is recognized in accordance with master securities loan agreements with counterparties.

Depreciation

Office equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives (3-5 years) of the related assets.

Income Taxes

On July 12, 2019, the Company was acquired by TFH, and converted to C Corporation status on that date.

There are no material current or deferred income tax amounts reflected in the accompanying financial statements. As of and for the period ended December 31, 2020, the Company files its income tax returns as a wholly owned subsidiary of TFH. All tax effects of the Company's income or loss are included in the tax returns of TFH. Therefore, no provision or liability for income taxes is included in these financial statements. No formal tax-sharing arrangement exists between the Company and TFH and the Company has no obligation to fund any tax liability of TFH with its earnings. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements.

The Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, compliance with U.S. Federal, U.S state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2020.

Credit Loss on Financial Instruments

In June 2016, the Financial Accounting Standard Board ("FASB") issued Accounting Standard Update ("ASU") 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. This guidance requires entities to use a current expected credit loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flows that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The entity's estimate would consider relevant

information about past events, current condition and reasonable and supportable forecasts, which all result in recognition of lifetime expected credit losses. This guidance is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. We adopted this guidance effective January 1, 2020 using the modified retrospective method. The adoption of the guidance did not have a material impact on our financial statement.

Securities borrowed and loaned

Securities borrowed and loaned result from transactions with other brokers, dealers or financial institutions. These transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require us to provide the counterparties with cash collateral. We receive collateral in the form of cash in an amount generally in excess of their fair value of the securities loaned. All securities borrow and loan transactions have an open contractual term and, upon notice by either party, may be terminated within two business days. We manage risks associated with our securities lending and borrowing activities by requiring credit approvals for counterparties, by monitoring the markets value of securities loaned and collateral values for securities borrowed on a daily basis and requiring additional cash as collateral for securities loaned or return of collateral for securities borrowed when necessary. Our securities lending transactions are subject to enforceable master netting arrangements with other broker-dealers, however, we do not net securities lending transactions. We apply the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables.

Fair value of financial instruments

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statement on a recurring basis. At December 31, 2020, all securities borrowed and loaned were equity securities with fair values based upon quoted market prices in active markets.

2. Receivables and Payables to Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for the receivables.

3. Receivables and Payables to Broker-Dealers

Amounts receivable from and payable to broker-dealers at December 31, 2020 consist of the following:

	Receivable	Payable
Securites failed to deliver/receive		2,379
Securities borrowed/loaned	2,641,256	38,267,015
Other fees	280,371	46,750
	2,921,627	38,316,144

Securities failed to deliver or receive represent the contract value of the amount failed to be received or delivered as of the date of the Statement of Financial Condition. Securities borrow/loan fees represent interest (rebate) on the cash received or paid as collateral on the securities borrowed or loaned.

4. Office Equipment

Office equipment consists of the following:

Office equipment	$ 119,193
Less: accumulated depreciation	(52,222)
	$ 66,971

Depreciation expense for the year ended December 31, 2020 was $9,584.

5. Bank Loan

The Company has a credit line of $6,000,000 under a brokerage credit agreement of which $6,000,000 was available at December 31, 2020. Borrowing under the credit line incurs interest, payable monthly at a floating rate that is geared toward prime. The available line of credit is subject to renewal on May 31, 2021. Borrowings are due on demand and secured by customer securities pledged by the Company. During January 2021, there was no net change on the loan balance. There was no Interest expense incurred on the loan in 2020.

6. Financial Instruments with Credit Risk and Other Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

In the normal course of business, the Company may pledge or deliver customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event that the counterparty is unable to meet its contracted obligation and return customer securities pledged as collateral, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstances, the Company may incur a loss up to the amount by which the market value of the security exceeds the value of the loan or other collateral received or in the possession and control of the Company.

The Company has a nationwide retail customer base. The Company conducts business with brokers and dealers, clearing organizations and depositories that are primarily located in the New York area. The majority of the Company's transactions and, consequently, the concentration of its credit exposures, are with customers, broker-dealers and other financial institutions in the United States of America. These transactions result in credit exposure in the event that the counterparty fails to fulfill its contractual obligations.

The Company monitors required margin and collateral levels daily in compliance with regulatory and internal guidelines and controls its risk exposure on a daily basis through financial, credit and legal reporting systems. Pursuant to such guidelines, the Company may require customers to deposit additional cash or collateral, or to reduce positions, when deemed necessary. Accordingly, management believes that it has effective procedures for evaluating and limiting the credit and market risks to which it is subjected.

The Company may be exposed to off-balance sheet risk from the potential inability of customers or other counterparties to meet the terms of their contracts in connection with the clearance and settlement of securities. With respect to these activities the Company may be obligated to purchase the identical securities in the open market at prevailing prices in the event of non-performance by the customer or counterparty. At December 31, 2020, the fair value of securities failed to receive was $2,379, which is included in Payables to Broker-dealers in the statement of financial condition.

7. Related Party Transactions

The Company is party to an Expense Sharing Agreement with our affiliate. Under this agreement, our affiliate will make available certain of its employees to the Company, and the Company will pay our affiliate for its allocated

share of the compensation to those employees.

Compensation from such Agreement of approximately $803,000 was incurred for the year ended December 31, 2020 and is included in compensation and benefits in the accompanying statement of operations.

In addition, the Company is party to a Master Securities Lending Agreement ("MSLA") with another affiliate. Under the agreement, our affiliate has agreed to allow the Company to lend certain securities to counter-parties. The Company shares in the revenue received from securities lending with our affiliate. Stock loan income is shown net of approximately $149,000 of amounts paid or accrued to our affiliate.

The amount of approximately $47,000 from such revenue is payable to our affiliate for the year ended December 31, 2020 and included in accrued expenses and other liabilities in the accompanying statement of financial condition.

8. Commitments

During 2020, the Company renewed its original lease term to commence on September 1, 2020 and end on January 31, 2024. Rent and occupancy expense was $73,648 for the twelve month period ended December 31, 2020.

As of December 31, 2020, future minimum lease rental payments are as follows:

Year ending December 31	Commitment
2021	$ 105,615
2022	105,615
2023	105,615
2024	8,801
Total	$ 325,646

Reconciliation of lease commitment (undiscounted) to lease liabilities included with Accrued expenses and other liabilities in the accompanying statement of financial condition:

Total lease commitments	$	325,646
Amounts representing discounts		(14,988)
Lease liabilities	$	310,658

The discount rate used to calculate the present value of future minimum lease payments was 3%.

Effective January 2013, the Company in the normal course of business entered into a non-cancellable service contract that expires January 2025.

Future minimum payments are as follows for year ended December 31, 2020:

Years 1-5 ($346,000 per year) $ 1,730,000

The Company has entered into employment contracts in July 2019, which expire in July 2023, for an estimated annual compensation of $200,000 in the aggregate.

9. Regulatory Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule the Company has elected to operate under the "alternate method" whereby the Company is required to maintain minimum "net capital" of $250,000 or 2% of "aggregate debit items" arising from customer transactions whichever is greater, as these terms are defined. At December 31, 2020, the Company had net capital of $14,415,486, which was $14,165,486 in excess of its required net capital of $250,000. The Company's ratio of aggregate debit balances to net capital was .71 to 1.

The Company is subject to Rule 15c3-3 of the SEC which requires segregation of funds in a special reserve account for the exclusive benefit of customers (Rule 15c3-3). At December 31, 2020, the Company had segregated cash of $29,625,645 under Rule 15c3-3, which was $1,698,924 in excess of the requirement of $27,926,721.

10. Contingencies and Other Matters

In the normal course of business activities, the Company is subject to regulatory examinations, other inquiries and other various legal actions. These matters could result in censures, fines, sanctions and legal settlements. As of the date that these financial statements were available to be issued, the Company is not aware of any such matters the outcome of which would be material and would have an adverse effect on its financial position or results of operations.

11. Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure through the date that these financial statements were issued, and has not identified any subsequent events that required adjustment or disclosure.